SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following matters:

cash dividend declaration on the Company’s Series V and VI Convertible Preferred Stock;

election of directors of the Company;

election of officers of the Company; and

appointment of chairmen and members of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors.

4 14

Exhibit 1

June 9, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on June 9, 2009, the following cash dividends were declared out of the audited unrestricted retained earnings of the Company as at December 31, 2008, which are sufficient to cover the total amount of dividends declared:

1.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending July 15, 2009, payable on July 15, 2009 to the holders of record on June 25, 2009.

2.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending July 15, 2009, payable on July 15, 2009 to the holders of record on June 25, 2009.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,175 As of May 31, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 9, 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on June 9, 2009, the Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2008, which are sufficient to cover the total amount of dividends declared:

1. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending July 15, 2009, payable on July 15, 2009 to the holders of record on June 25, 2009.

2. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending July 15, 2009, payable on July 15, 2009 to the holders of record on June 25, 2009.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 9, 2009

Exhibit 2

June 9, 2009

Philippine Stock Exchange

4th Floor PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

June 9, 2009

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,175 As of May 31, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. June 9, 2009

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 2

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1. At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company held on June 9, 2009, the following persons were elected as directors, four (4) of whom are independent directors, of the Company for the ensuing corporate year:

Donald G. Dee

Helen Y. Dee

Ray C. Espinosa

Tatsu Kono

Napoleon L. Nazareno

Bienvenido F. Nebres - Independent Director

Takashi Ooi

Manuel V. Pangilinan

Oscar S. Reyes - Independent Director

Albert F. del Rosario

Pedro E. Roxas - Independent Director

Tony Tan Caktiong

Alfred V. Ty - Independent Director

Attached are copies of the Certifications executed by Messrs. Bienvenido F. Nebres, Oscar S. Reyes and Pedro E. Roxas in connection with their election as independent directors of the Company. Mr. Alfred V. Ty, who is currently out of the country, will file his Certification upon his return on June 15, 2009.

2. At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a) The following were elected to the positions indicated opposite their respective names:

Manuel V. Pangilinan

Napoleon L. Nazareno

Maria Lourdes C. Rausa-Chan

Anabelle L. Chua

Ernesto R. Alberto

Rene G. Bañez

Jun R. Florencio

|

Exhibit 2

Menardo G. Jimenez, Jr.

George N. Lim

Alfredo S. Panlilio

Claro Carmelo P. Ramirez

Victorico P. Vargas

Florentino D. Mabasa, Jr.

June Cheryl A. Cabal

Alejandro O. Caeg

Alfredo B. Carrera

Cesar M. Enriquez

Ramon Alger P. Obias

Leo I. Posadas

Nerissa S. Ramos

Raymond S. Relucio

Ricardo M. Sison

Emiliano R. Tanchico, Jr.

Miguela F. Villanueva

Danny Y. Yu

Katrina L. Abelarde

Jose A. Apelo

Rafael M. Bejar

Marco Alendaro T. Borlongan

Renato L. Castañeda

Arnel S. Crisostomo

Amihan E. Crooc

Rebecca Jeanine R. De Guzman

Mario C. Encarnacion

Alejandro C. Fabian

Elisa B. Gesalta

Ma. Josefina T. Gorres

Ma. Criselda B. Guhit

Emeraldo L. Hernandez

Juan Victor I. Hernandez

Alexander S. Kibanoff

Joseph Nelson M. Ladaban

Javier C. Lagdameo

Joseph Homer A. Macapagal

Emmanuel B. Ocumen

Oliver Carlos G. Odulio

Lilibeth F. Pasa

Enrique S. Pascual, Jr.

Jose Lauro G. Pelayo

Gerardo C. Peña

Ricardo C. Rodriguez

Genaro C. Sanchez

Ana Maria A. Sotto

|

Exhibit 2

Julieta S. Tañeca

Jesus M. Tañedo

Jose Antonio T. Valdez

Melissa V. Vergel de Dios

Fe M. Vidar

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Chairman of the Board

President & Chief Executive Officer

Senior Vice President, Corporate

Secretary, General Counsel

and Chief Governance Officer

Senior Vice President and Treasurer

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Senior Vice President

First Vice President and Assistant

Corporate Secretary

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

First Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

(b) The following were appointed as members of the Advisory Board/ Committee:

Manuel M. Lopez

Artemio V. Panganiban

Roberto R. Romulo

Benny S. Santoso

Orlando B. Vea

Christopher H. Young

(c) The following were appointed as Chairmen, Members and Advisors of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee:

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)

Tatsu Kono, Advisor

Roberto R. Romulo, Advisor

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman

Tatsu Kono, Member

Rev. Fr. Bienvenido F. Nebres, S.J., Member

Oscar S. Reyes, Member

Alfred V. Ty, Member

Artemio V. Panganiban, Non-voting Member

Ma. Lourdes C. Rausa-Chan, Non-voting member

Victorico P. Vargas, Non-voting Member

Exhibit 2

Executive Compensation Committee

Albert F. del Rosario, Chairman

Tatsu Kono, Member

Oscar S. Reyes, Member

Pedro E. Roxas, Member

Alfred V. Ty, Member

Victorico P. Vargas, Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member

Tatsu Kono, Member

Manuel M. Lopez, Member

Napoleon L. Nazareno, Member

Oscar S. Reyes, Member

Orlando B. Vea, Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Oscar S. Reyes and Mr. Alfred V. Ty are Independent Directors. Majority of the voting members of the Executive Compensation Committee, namely, Messrs. Oscar S. Reyes, Pedro E. Roxas and Alfred V. Ty are Independent Directors. One member, Mr. Oscar S. Reyes, of the Technology Strategy Committee is an Independent Director.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 9, 2009

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BIENVENIDO F. NEBRES, S.J., Filipino, of legal age and a resident of Jesuit Residence, Ateneo de Manila University, Loyola Heights, Q.C., after having been duly sworn to in accordance with law do hereby declare that:

  I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2009.

  I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Asian Institute of Management	Vice Chair, Board of Trustees	1993 – present
Assumption College	Chair, Board of Trustees	1994 – present
Ateneo de Manila University	President/Member, Board of Trustees	1993 – present
Georgetown University	Member, Board of Trustees	2003 – 2009
Manila Observatory	Member, Board of Trustees	1998 – present
Philippine Institute of Pure and Applied Chemistry	Member, Board of Trustees	2000 – present
Regis University	Member, Board of Trustees	2000 – 2009
Sacred Heart School – Jesuit Cebu City	Member, Board of Trustees	1983 – present
Loyola School of Theology	Member, Board of Trustees	2009 -

  I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

  I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

  I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

Exhibit 2

  I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2009, at Makati City.

/s/ Bienvenido F. Nebres BIENVENIDO F. NEBRES

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati City this 9th day of June 2009. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N1065006115, expiring on March 15, 2012, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Florentino D. Mabasa, Jr.

Notary Public for the City of Makati

Until December 31, 2010

Notarial Appointment No. 27

Roll of Attorneys No. 32643

IBP Lifetime Roll No. 62377 – May 11, 2001

PTR No. 1578311 – 01/13/2009

9/F MGO Bldg., Dela Rosa St.

Legaspi Village, Makati City, Metro Manila

Doc. No. 396;

Page No. 81;

Book No. I;

Series of 2009.

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTOR

I, OSCAR S. REYES, Filipino, of legal age and a resident of Unit 6 Kasiyahan Homes, 58 McKinley Road, Forbes Park, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2009.

2. I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
SMART Communications Inc.	Independent Director	2006 - present
Sun Life of Canada Philippines, Inc.	Director	2004 – present
Sun Life Financial Plans Inc.	Director	2006 - present
Sun Life Prosperity Dollar Abundance Fund, Inc.	Director	2003 – present
Sun Life Prosperity Dollar Advantage Fund, Inc.	Director	2003 – present
Ayala Land, Inc.	Independent Director	2009 – present
Bank of the Philippine Islands	Director	2003 – present
Manila Water Company	Independent Director	2005 – present
Pepsi Cola Products Philippines Inc.	Independent Director	2007 – present
Basic Energy Corporation	Independent Director	2007 – present
Basic EcoMarket Farms, Inc.	Chairman	2009
First Philippine Electric Company	Director	2003 – present
Petrolift Inc.	Director	2007 – present
Mindoro Resources Ltd.	Director	2003 – present
MRL Gold Philippines Inc.	Chairman	2008 - present
Global Resources for Outsourced Workers (GROW) Inc.	Director	2003 – present
Link Edge Inc.	Chairman	2002 – present
CEO’s Inc.	Director	2002 – present
Tower Club Inc.	Director	2004 – present

3. I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

Exhibit 2

4. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6. I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June, 2009 at Makati City.

/s/ Oscar S. Reyes

Oscar S. Reyes

Affiant

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 9th day of June 2009. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N1765003836, expiring on 18 April 2010, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Florentino D. Mabasa, Jr.

Notary Public for the City of Makati

Until December 31, 2010

Notarial Appointment No. 27

Roll of Attorneys No. 32643

IBP Lifetime Roll No. 62377 – May 11, 2001

PTR No. 1578311 – 01/13/2009

9/F MGO Bldg., Dela Rosa St.

Legaspi Village, Makati City, Metro Manila

Doc. No. 398;

Page No. 81;

Book No. I;

Series of 2009.

Exhibit 2

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2009.

2. I am affiliated with the following companies or organizations:

Company/Organization	Position/ Relationship	Period of Service
Roxas Holdings, Inc.	Chairman/CEO	14 years
CADP Group Corp.	Exec. Chairman	14 years
Roxas & Co., Inc.	Chairman	6 years
Roxaco Land Corporation	Chairman	21 years
BDO Private Bank	Director	8 years
Brightnote Assets Corp.	Chairman	10 years
Club Punta Fuego	Chairman	12 years
Hawaiian – Phil. Co.	Chairman	6 years

3. I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6. I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 2

Done, this 9th day of June 2009, at Makati City.

/s/ Pedro E. Roxas PEDRO E. ROXAS

Affiant

Exhibit 2

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 9th day of June 2009. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N11-77-003593, expiring on March 19, 2012, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

/s/ Florentino D. Mabasa, Jr.

Notary Public for the City of Makati

Until December 31, 2010

Notarial Appointment No. 27

Roll of Attorneys No. 32643

IBP Lifetime Roll No. 62377 – May 11, 2001

PTR No. 1578311 – 01/13/2009

9/F MGO Bldg., Dela Rosa St.

Legaspi Village, Makati City, Metro Manila

Doc. No. 397;

Page No. 81;

Book No. I;

Series of 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 9, 2009